Filed by MainSource Financial Group

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: MBT Bancorp

Commission File No.: 000-12422

Set forth below is an FAQ from Sandra A. Melillo, Senior Vice President of The Merchant’s Bank and Trust Company (“Merchants”) to employees of Merchants, the wholly-owned subsidiary of MBT Bancorp, regarding the proposed merger transaction between MainSource Financial Group, Inc. and MBT Bancorp.

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1) Question:

When will I know if I will be offered a job with MSB?

Answer:

It is MSB’s intention to deliver a letter to each associate by Monday, May 12th indicating one of three scenarios:

•        You will be retained in your current role or offered a position with MSB in another role

•        Currently, there is no position available to be offered but we are hoping that before the closing there could be a fit for you

•        Unfortunately, your job is being eliminated and you will be offered the severance package at the time of closing

2) Question:

If I am offered to retain my job but I decide to leave because I don’t want to learn the new system, will I still get severance?

Answer:

You will only be offered the severance package if you are not offered a position substantially similar to your current position, including level of responsibility and location.

3) Question:

If I take a position in Greensburg and after a short amount of time I realize it is too far to drive or it isn’t a good fit, will I still get the severance if I quit?

Answer:

The severance offer is available only to associates who are displaced after the closing occurs.

4) Question:

How is severance calculated?

Answer:

Severance pay will be calculated based on the rate of pay at the time of close.  Years of service will generally be rounded forward.  For example, if an employee’s fifth anniversary date is in December of this year and the close takes place in October, their years of service will be calculated as 5 years.

5) Question:

As a participant in the MBT KSOP… will we reap the benefit of the share price from the sale?

Answer:

Absolutely!  At the time of the closing, the shares of MBT stock held under the MBT KSOP will be exchanged for shares of MainSource common stock.

6) Question:

What happens to my FSA? Do I still have to the end of the year to use it even if I am not employed by MSB?  What happens to the money at the time of closing?

Answer:

Generally, you will have until March 15, 2015 to spend the funds deposited during 2014 for reimbursement of expenses incurred prior to your separation date.

7) Question:

How does PTO (paid time off) work?

Answer:

Under our current system you have vacation and sick time.  Under MSB’s system, you have PTO time.  Any time you are not at work for almost any reason, you will be utilizing PTO.  You will begin to accrue PTO on your first day calculating actual hours worked.  PTO accrues at an hourly factor multiplied by the regular hours recorded in a time period.  You may “borrow” PTO up to certain limits if you don’t have enough accrued and need to be off work.  In the calculation, considerations are given for full-time, part-time, exempt, non-exempt, job level and years of service.  Similar to our current system, it is a use-it-or-lose-it.  However, if you quit while still having accrued but unused PTO, you will generally be paid for the unused time.  MSB also offers a short-term disability plan that replaces your need for the sick day allotment you currently have.  You will be eligible for the short-term disability plan on your first day of employment with MSB.

8) Question:

Is COBRA continuation available to MBT employees who will not get a job (either by their own choice or otherwise) at MSB?  If so how much is the monthly premium?

Answer:

Yes, termination of employment is a qualifying event which, if you were covered as of the date of termination, entitles you to receive COBRA continuation coverage for 18 months (or more under certain circumstances) if you abide by the rules of COBRA….paying the premiums timely, etc.  The current monthly payments would be around these amounts:

EE only coverage:	$410
EE/SP coverage:	$860
EE/C coverage:	$780
Family coverage:	$1315

9) Question:

What happens to my purchased vacation days?

Answer:

Your purchased vacation days and your regular vacation days will be prorated through September 30th.  Jenny will be sending around a new calendar showing you what your allotment is through September 30th.   If you stay until the merger date in September and have not used all the vacation days for which you were entitled, you will be paid for any accrued but unused vacation days on your final check.  If you are retained by MSB, you may choose to be paid on your final check or carry the unused days over to be MSB to be used before 12/13/14.

10) Question:

As a salaried associate, I signed an “Agreement to Employ” when I was hired at MBT.  Do the non-solicit restrictions still apply after the closing?

Answer:

Yes, our employment law attorney has rendered a legal opinion that the agreement is owned by our successor and the terms are still relevant.  Keep in mind, this is a “non-solicit” NOT a “non-compete”.

Additional Information for Investors and Shareholders

Communications in these documents do not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, MainSource will file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that will include a Proxy Statement of MBT Bancorp (“MBT”) and a Prospectus of MainSource, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the Proxy Statement/Prospectus regarding the merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about MainSource, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from MainSource at www.mainsourcebank.com under the tab “Investor Relations”.

MainSource and MBT and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of MBT in connection with the proposed merger. Information about the directors and executive officers of MainSource is set forth in the proxy statement for MainSource’s 2014 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 21, 2014. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Forward-Looking Statements

This letter contains comments or information that constitute forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995) that are based on current expectations that involve a number of risks and uncertainties. These forward looking statements are subject to a number of factors and uncertainties which could cause MainSource, MBT or the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward looking statements. Forward looking statements speak only as of the date they are made and neither MainSource nor MBT assumes any duty to update forward looking statements. These forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between MainSource and MBT, including future financial and operating results, accretion and earn-back, cost savings, enhanced revenues, long term growth, and the expected market position of the combined company that may be realized from the transaction, and (ii) MainSource’s and MBT’s plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “will,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “positioned,” “projects” or words of similar meaning generally are intended to identify forward-looking statements. Management’s determination of the provision and allowance for loan losses, the carrying value of acquired loans, goodwill, and the fair value of investment securities involve judgments that are inherently forward-looking. These statements are based upon the current beliefs and expectations of MainSource’s and MBT’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from those indicated or implied in the forward-looking statements. There is no assurance that the due diligence process would identify all risks associated with the transaction and no assurance that the conditions to closing will be satisfied. Additional information concerning risks is contained in MainSource’s most recently filed Annual Reports on Form 10-K, recent Current Reports on Form 8-K and other SEC filings.